Eaton Vance Management

Two International Place

Suite 1400

Boston, MA 02110

617 482 8260

eatonvance.com

February 9, 2021

VIA EDGAR

Lisa N. Larkin

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: PRE 14A Filing for Eaton Vance Floating-Rate Income Plus Fund (the “Registrant”) (File No. 811-22821)

Dear Ms. Larkin,

This letter responds to comments you provided to the undersigned and Jordan Beksha via telephone on February 8, 2021 in connection with your review of the Registrant’s preliminary proxy statement (the “Preliminary Proxy Statement”) on Schedule 14A pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), filed on January 28, 2021 (Accession No. 0000940394-21-000196). We have reproduced each comment below and immediately thereafter provided the Registrant’s response. Responses will be reflected in the Registrant’s definitive proxy statement, as applicable. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Preliminary Proxy Statement.

1.	Please indicate whether the Registrant has adopted a control share acquisition provision in its by-laws.

Response: The Registrant has not adopted a control share acquisition provision in its by-laws.

2.	The Preliminary Proxy Statement referenced the possibility of a virtual annual meeting. Please confirm that the Registrant is aware that the staff of the Divisions of Corporation Finance and Investment Management has issued guidance titled “Staff Guidance for Conducting Shareholder Meetings in Light of COVID-19 Concerns” (the “Guidance”).

Response: The Registrant confirms that it is aware of the Guidance.

3.	With respect to “Quorum and Methods of Tabulation” on page 10, New York Stock Exchange Rule 452.11 provides that broker non-votes should not be counted for purposes of quorum for meetings that relate solely to non-routine matters. Investment advisory agreement approvals are considered non-routine matters. Please delete the disclosure regarding the effect of broker non-votes on quorum.

Response: As previously disclosed, the Registrant does not expect to receive broker non-votes in connection with the Proposal. As such, the Registrant has revised the disclosure as follows:

Quorum and Methods of Tabulation. A quorum with respect to the Meeting requires the presence, in person or by proxy, of a majority of the outstanding shares of the Fund entitled to vote. All shares that are voted and votes to abstain will be counted towards establishing a quorum~~, as will broker non-votes, if any~~. ~~(Broker non-votes are shares for which a broker returns a proxy but for which (i) the beneficial owner has not voted and (ii) the broker holding the shares does not have discretionary authority to vote on the particular matter~~.~~)~~ Accordingly, abstentions ~~and broker non-votes (if any)~~, which will be treated as shares that are present at the Meeting but which have not been voted, will assist the Fund in obtaining a quorum. Abstentions ~~and broker non-votes, if any,~~ have the effect of a negative vote on the Proposal. Please note that broker non-votes are not expected with respect to the Proposal because brokers are required to receive instructions from the beneficial owners or persons entitled to vote in order to submit proxies. Shares of all classes of the Fund will vote together as a single class.

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4.	Pursuant to Rule 14a-4, the Staff believes that adjournments require a vote and a proposal line item on the proxy card. Please explain supplementally why the Registrant’s proxy cards do not include a proposal line item regarding adjournment of the Registrant’s special meeting.

Response: Rule 14a-4(a)(3) under the 1934 Act requires the form of proxy to identify “each separate matter intended to be acted upon” and states that “no reference need be made … to proposals as to which discretionary authority is conferred pursuant to [Rule 14a-4(c)].” The Registrant submits that an adjournment of a shareholder meeting is not a “separate matter intended to be acted upon” at the meeting. Instead, the Registrant believes that adjournments are “incident to the conduct of the [shareholder] meeting” and therefore discretionary authority for proxies to vote thereon is consistent with Rule 14a-4(c)(7). Therefore, the Registrant respectfully declines to add a proposal line item regarding adjournment to the proxy cards.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (617) 672-6170.

Very truly yours,

/s/ Jill R. Damon

Jill R. Damon, Esq.

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